Additional Funds Available

The Trust registered and is authorized to issue shares in each of the Funds of the Trust. In addition to the Arktos Fund, the Banking Fund, the Basic Materials Fund, the Biotechnology Fund, the Consumer Products Fund, the
 Energy Fund, the Energy Services Fund, the Healthcare Fund, the Internet Fund, the Leisure Fund, the Technology Fund, the Transportation Fund, and the Utilities Fund, which were available for investment prior to June 30, 2001, and which were included in this report, shares in other Funds became available for investment. Shares in the Financial Services Fund, the Retailing Fund, and the Telecommunications Fund became available for investment in July 2001. Shares in the Electronics Fund became available for investment in August 2001.